FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of September and October, 2004

Commission File Number 000-22161

Zindart Limited

(Translation of registrant’s name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated September 30, 2004

99.2 Press Release dated October 1, 2004

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited

Date: October 1, 2004	By:	/s/ Ken Fowler Ken Fowler Chief Financial Officer (Principal Financial Officer)

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